                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


______________________________________________

In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
______________________________________________



         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.


1) Ameren common stock - New Issue None.


2) Ameren common stock - dividend reinvestment plan and employee benefit plans Ameren purchased 373,881 shares under its dividend reinvestment plan and 145,665 shares under its employee benefit plans.


3) Guaranteed issued No financial guarantees.
   The following guarantees were issued during the second quarter of 1999.


Name of Parent    Name of Subsidiary              Amount         Terms            Purpose

Ameren Corp.      AmerenERC, Inc.             $  3,900,000   through 06/30/18    Performance
Ameren Corp.      Ameren Energy, Inc.         $  6,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  3,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $ 10,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc./
                    Ameren Services Company   $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  7,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  1,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc          $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  1,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  1,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  5,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  2,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $  1,000,000   through 12/31/00    Credit Support
Ameren Corp.      Ameren Energy, Inc.         $ 10,000,000   through 12/31/00    Credit Support


________________________________________________________________________________



4) Short-term debt issued by Ameren during the second quarter of 1999.

   Chase Manhattan Bank:
   A series of overnight loans during the quarter, ranging from zero to $20 million, at interest rates varying from 4.7625% to 6.2%. A $30 million loan beginning June 30, 1998 to mature on August 27, 1999, at a rate of 5.4663%.

   Commerce Bank:
   A series of overnight loans during the quarter, ranging from zero to $9.4 million, at interest rates ranging from 4.96% to 5.78%.

   Northern Trust Company:

   A series of overnight loans during the quarter, ranging from zero to $10.0 million, at interest rates varying from 4.96% to 5.78%.

   Maximum indebtedness at any one time:  $42.3 million on June 30, 1999.

5) Financings consummated by any Utility Subsidiary not exempt under Rule 52

   Union Electric Company:
   Commercial paper issued through Bank One Capital Markets, Goldman Sachs and/ or A.G. Edwards & Sons, ranging from a low of zero to a high of $82.8 million on June 6, 1999, at interest rates averaging 4.84%.

   Central Illinois Public Service Company:
   Commercial paper issued through Bank One Capital Markets and/or Goldman Sachs, ranging from a low of zero to a high of $54.4 million on May 3, 1999, at interest rates averaging 4.79%.


6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52 None


7) Forms U-6B-2 filed with the Commission.
   Quarterly report filed


8) Balance Sheets
   The consolidated and stand alone balance sheets of Ameren Corporation, Cen-tral Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9) Registration Statements
   None

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                 Ameren Corporation


                                                 BY  /s/ Steven R. Sullivan
                                                    ------------------------
                                                      Steven R. Sullivan
                                                 Vice President, General Counsel
                                                         and Secretary

August 19, 1999

                                                                      Exhibit A
                                                                     Page 1 of 3


                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                     June 30,   December 31,
ASSETS                                                                 1999          1998
------                                                            ------------   -----------
Property and plant, at original cost:
   Electric                                                        $11,890 932   $11,761,306
   Gas                                                                 479,723       469,216
   Other                                                                47,112        44,646
                                                                   -----------   -----------
                                                                    12,417,767    12,275,168
   Less accumulated depreciation and amortization                    5,771,406     5,602,816
                                                                   -----------   -----------
                                                                     6,646,361     6,672,352
Construction work in progress:
   Nuclear fuel in process                                             127,678       108,294
   Other                                                               183,171       147,393
                                                                   -----------   -----------
         Total property and plant, net                               6,957,210     6,928,039
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          75,259        86,694
   Nuclear decommissioning trust fund                                  177,402       161,877
   Other                                                                80,462        78,091
                                                                   -----------   -----------
         Total investments and other assets                            333,123       326,662
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            53,980        76,863
   Accounts receivable - trade (less allowance for doubtful
         accounts of $9,466 and $8,393, respectively)                  268,320       198,193
   Unbilled revenue                                                    141,743       150,481
   Other accounts and notes receivable                                  93,966        76,919
   Materials and supplies, at average cost -
      Fossil fuel                                                      121,711       112,908
      Other                                                            134,015       132,884
   Other                                                                27,629        22,912
                                                                   -----------   -----------
         Total current assets                                          841,364       771,160
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               630,203       633,529
   Other                                                               174,995       188,049
                                                                   -----------   -----------
         Total regulatory assets                                       805,198       821,578
                                                                   -----------   -----------
Total Assets                                                       $ 8,936,895   $ 8,847,439
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, authorized 400,000,000 shares -
     outstanding 137,215,462 shares                                $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,505     1,582,548
   Retained earnings                                                 1,438,893     1,472,200
                                                                   -----------   -----------
         Total common stockholders' equity                           3,022,770     3,056,120
   Preferred stock not subject to mandatory redemption                 235,197       235,197
   Long-term debt                                                    2,362,553     2,289,424
                                                                   -----------   -----------
         Total capitalization                                        5,620,520     5,580,741
                                                                   -----------   -----------
Minority interest in consolidated subsidiary                             3,534         3,534
Current liabilities:
   Current maturity of long-term debt                                  211,123       201,713
   Short-term debt                                                        --          58,528
   Accounts and wages payable                                          250,908       297,185
   Accumulated deferred income taxes                                    68,577        66,299
   Taxes accrued                                                       192,862       114,106
   Other                                                               262,253       216,889
                                                                   -----------   -----------
         Total current liabilities                                     985,723       954,720
                                                                   -----------   -----------
Accumulated deferred income taxes                                    1,516,398     1,521,417
Accumulated deferred investment tax credits                            174,818       178,832
Regulatory liability                                                   189,325       198,937
Other deferred credits and liabilities                                 446,577       409,258
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 8,936,895   $ 8,847,439
                                                                   ===========   ===========

                                                                      Exhibit A
                                                                     Page 2 of 3


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                 June 30,   December 31,
ASSETS                                                             1999         1998
------                                                          ----------   ----------
Property and plant, at original cost:
   Electric                                                     $2,398,065   $2,381,682
   Gas                                                             263,305      259,656
                                                                ----------   ----------
                                                                 2,661,370    2,641,338
   Less accumulated depreciation and amortization                1,229,856    1,192,108
                                                                ----------   ----------
                                                                 1,431,514    1,449,230
Construction work in progress                                       54,024       16,220
                                                                ----------   ----------
         Total property and plant, net                           1,485,538    1,465,450

Other assets                                                        29,472       31,904

Current assets:
Cash and cash equivalents                                           17,300       10,180
   Accounts receivable - trade (less allowance for doubtful
         accounts of $2,560 and $1,714, respectively)               50,594       44,494
   Unbilled revenue                                                 51,461       53,120
   Other accounts and notes receivable                              25,592       16,486
   Materials and supplies, at average cost -
      Fossil fuel                                                   41,326       50,791
      Other                                                         34,702       36,047
   Other                                                             7,234        8,214
                                                                ----------   ----------
         Total current assets                                      228,209      219,332
Regulatory assets:
   Deferred income taxes                                            23,159       24,797
   Other                                                            18,685       22,914
                                                                ----------   ----------
         Total regulatory assets                                    41,844       47,711
                                                                ----------   ----------
Total Assets                                                    $1,785,063   $1,764,397
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                              $  120,033   $  120,033
   Retained earnings                                               454,552      455,337
                                                                ----------   ----------
         Total common stockholders' equity                         574,585      575,370
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  498,547      528,446
                                                                ----------   ----------
        Total capitalization                                     1,153,132    1,183,816
Current liabilities:
   Current maturity of long-term debt                               35,000       60,000
   Short-term debt                                                    --         46,700
   Intercompany notes payable                                      127,500         --
   Accounts and wages payable                                       57,048       61,609
   Accumulated deferred income taxes                                22,003       21,386
   Taxes accrued                                                    18,357       13,201
   Other                                                            33,068       34,454
                                                                ----------   ----------
         Total current liabilities                                 292,976      237,350
                                                                ----------   ----------
Accumulated deferred income taxes                                  226,904      234,119
Accumulated deferred investment tax credits                         33,415       34,657
Regulatory liability                                                36,813       39,621
Other deferred credits and liabilities                              41,823       34,834
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,785,063   $1,764,397
                                                                ==========   ==========


                                                                      Exhibit A
                                                                     Page 3 of 3


                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                  June 30,   December 31,
ASSETS                                                               1999        1998
------                                                           ----------   ----------
Property and plant, at original cost:
   Electric                                                      $9,086,644   $8,975,542
   Gas                                                              216,413      209,556
   Other                                                             35,845       35,994
                                                                 ----------   ----------
                                                                  9,338,902    9,221,092
   Less accumulated depreciation and amortization                 4,235,038    4,110,250
                                                                 ----------   ----------
                                                                  5,103,864    5,110,842
Construction work in progress:
   Nuclear fuel in process                                          127,678      108,294
   Other                                                            109,698      127,168
                                                                 ----------   ----------
         Total property and plant, net                            5,341,240    5,346,304
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               177,402      161,877
   Other                                                             40,588       45,688
                                                                 ----------   ----------
         Total investments and other assets                         217,990      207,565
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                         13,559       47,337
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,906 and $6,678, respectively)               202,401      143,912
   Unbilled revenue                                                  90,282       97,361
   Other accounts and notes receivable                               43,821       55,502
   Intercompany notes receivable                                    145,500         --
   Materials and supplies, at average cost -
      Fossil fuel                                                    69,197       53,036
      Other                                                          94,202       91,831
   Other                                                              9,726       13,529
                                                                 ----------   ----------
         Total current assets                                       668,688      502,508
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            606,649      608,353
   Other                                                            156,310      165,134
                                                                 ----------   ----------
         Total regulatory assets                                    762,959      773,487
                                                                 ----------   ----------
Total Assets                                                     $6,990,877   $6,829,864
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
     outstanding  102,123,834 shares                             $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      701,896
   Retained earnings                                              1,198,452    1,211,610
                                                                 ----------   ----------
         Total common stockholders' equity                        2,410,967    2,424,125
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,777,339    1,674,311
                                                                 ----------   ----------
         Total capitalization                                     4,343,503    4,253,633
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               119,379      117,269
   Accounts and wages payable                                       183,399      242,522
   Accumulated deferred income taxes                                 46,615       45,061
   Taxes accrued                                                    172,573      100,714
   Other                                                            188,876      151,385
                                                                 ----------   ----------
         Total current liabilities                                  710,842      656,951
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,255,765    1,254,372
Accumulated deferred investment tax credits                         141,403      144,175
Regulatory liability                                                152,513      159,317
Other deferred credits and liabilities                              386,851      361,416
                                                                 ----------   ----------
Total Capital and Liabilities                                    $6,990,877   $6,829,864
                                                                 ==========   ==========